Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Ohio Dividend Advantage Municipal Fund 3
333-77030
811-10637

The annual meeting of shareholders was held in the offices of Nuveen Investments on November 15, 2011; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to December 16, 2011and January 31, 2012 at which the policy changes were approved by an affirmative vote of the shareholders.


A description of the policy changes can be found in the proxy statement. Proxy materials are herei n incorporated by reference to the SEC filing on October 14, 2011, under Conformed Submission Type DEF 14A, accession number 0000950123-11-090071.